Ref.: File no. 82-4025

## PRESS RELEASE

GLOBEX


### *Globex Mining Enterprises Inc.*

**"At Home in North America"**

**18,343,574 shares issued and outstanding**


RECEIVED JUL 29 A 11:50 CORPORATE FINANCE

**July 15, 2008**

# Globex Agrees to a $4 Million Financing at a Premium to Market

## Globex Closes First $2,125,000 Placement

SUPPL

**Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC.** ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to inform shareholders that Globex has agreed to issue up to 950,000 shares at a price of **$4.25 per share** by way of private placements of flow-through shares. These non-brokered placements will have no warrants or broker warrants attached. All shares issued under these private placements will be subject to a 4 month regulatory hold period.

The initial 500,000 share, $2,125,000 tranche, has closed with an institutional investor, effective today. A fee of 4% is being paid to arm's length financial advisor Citadel Securities of Halifax, Nova Scotia. The placement of the balance of 450,000 shares is expected to close in the coming days.

In the current market conditions, Globex is pleased to be able to secure a significant premium to current market prices with a knowledgeable institutional investor. The funds will be used to advance Globex's magnesium project in Ontario, the Ironwood Gold Project in Quebec, a new exploration project in Nova Scotia and ongoing exploration on various projects in Quebec.

Globex remains committed to the disciplined approach to capital markets that it has been known for under its present management. The current financing was carried out in light of the amount of qualified work projected for 2008 and 2009, and the fair price offered for the shares issued under the private placement.



We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**


Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com


**Forward Looking Statements**

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Companies on SEDAR at www.sedar.com

## COMMUNIQUÉ DE PRESSE

GLOBEX

**_Entreprises minières Globex inc._**

**_"Chez nous en Amérique du Nord"_**

**18 343 574 actions ordinaires en circulation**

RECEIVED
2008 JUL 29 A 11:50

**Le 15 Juillet 2008**

# GLOBEX S'ENTEND SUR UNE LEVÉE DE FONDS DE 4 MILLIONS $ À UN PRIX SUPÉRIEUR AU PRIX DU MARCHÉ

## Le premier placement au montant de 2 125 000 $ est complété

**Rouyn-Noranda, Québec (Canada). ENTREPRISES MINIÈRES GLOBEX INC. (GMX – Bourse de Toronto, G1M – Bourses de Francfort, Stuttgart, Berlin, Munich, Xetra et GLBXF – International Premier OTCQX)** a le plaisir d'informer ses actionnaires que Globex s'est mise d'accord pour émettre jusqu'à 950 000 actions **au prix de 4.25 $ par action** par l'entremise de placements privés d'actions accréditives. Ces placements seront dépourvus de bons de souscription et se feront sans la participation d'agents de courtage. Toutes les actions émises dans le cadre de ces placements privés seront sujettes à une période réglementaire de quatre mois de non-transaction.

Un investisseur institutionnel confirme en date d'aujourd'hui qu'il est preneur ferme pour la tranche initiale de 500 000 actions, correspondant à 2 125 000 $. Des honoraires de 4% seront payés aux conseillers financiers Citadel Securities de Halifax, Nouvelle-Écosse. Il est prévu que les autres 450 000 actions restantes seront souscrites dans les jours à venir.

Compte tenu des conditions actuelles du marché, Globex est très heureuse d'être capable d'obtenir d'un investisseur institutionnel une surprime sur le prix transigé présentement sur l'action de Globex. Les fonds ainsi recueillis serviront à l'avancement du projet de magnésium de Globex en Ontario ainsi que sur le projet d'or Ironwood au Québec, sur un nouveau projet d'exploration en Nouvelle-Écosse et sur les travaux courants d'exploration sur divers projets au Québec.

Globex demeure engagée à une approche disciplinée face aux marchés des capitaux, comme elle l'a toujours été sous la direction actuelle. Le présent financement fut réalisé à la lumière de la quantité de travaux d'exploration projetés pour 2008 et 2009 et du prix très intéressant offert pour les actions émises sous la présente levée de fonds.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**Pour de plus amples informations :**

Jack Stoch, Géol., Acc.Dir.
Président et Chef de la direction
Entreprises minières Globex inc.
86, 14e Rue
Rouyn-Noranda, Québec (CANADA) J9X 2J1

Tél. : (819) 797-5242
Fax : (819) 797-1470
Courriel : info@globexmining.com
Site Internet : www.globexmining.com

***Énoncés à caractère spéculatifs :** À l'exception d'information de nature historique, ce communiqué de presse peut contenir certains "énoncés à caractère spéculatif". Ces énoncés peuvent impliquer un certain nombre d'incertitudes et de risques, connus ou inconnus, ainsi que sous-entendre certains facteurs qui pourraient influencer matériellement les résultats ainsi que le niveau d'activité de la Compagnie ou bien influencer matériellement la performance de celle-ci, ainsi que ses attentes et ses projections futures.*

GLOBEX

**PRESSEMITTEILUNG**

## *Globex Mining Enterprises Inc.*

**"In Nordamerika ansässig"**
**18,343,574 Aktien ausgegeben und ausstehend**

**15. Juli 2008**

# Globex stimmt einer $4 Millionen Finanzierung zu, unter Erzielung einer Prämie auf den Marktpreis

## Globex schliesst die erste $2,125,000 Tranche der Platzierung ab

**Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC.** ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** freut sich Ihren Aktionären mitteilen zu können, dass Globex zugestimmt hat, insgesamt 950,000 Aktien zu einem Kurs von **$4.25 pro Aktie** in Form einer Privatplatzierung von "Flow-Trough" Aktien, auszugeben. Die ohne Einschaltung eines Brokers im Privat-Platzierungs-Verfahren abgegebenen Aktien, werden weder Broker Warrants noch konventionelle Warrants beigefügt. Die Aktien dieser Platzierung unterliegen einer 4-monatigen, regulatorischen Haltefrist.

Die erste Tranche von 500,000 Aktien, im Gegenwert von $2,125,000, wurde mit sofortiger Wirkung, zum 15 Juli, 2008, einem branchenkundigen institutionellen Investor übertragen. Die restlichen 450,000, der insgesamt 950,000 Aktien, werden in den kommenden Tagen ausgelöst. Dabei wurde dem unabhängigen Finanzinstitut "Citadel Securities of Halifax" in Nova Scotia, eine 4% Gebühr entrichtet.

Globex ist erfreut, trotz der gegenwärtig schwierigen Marksituation in der Lage zu sein, einen signifikanten Aufschlag auf den aktuellen Aktienkurs mit einem branchenkundigen institutionellen Investor, erziehlt zu haben. Die Mittel werden verwendet, um das Magnesiumprojekt in Ontario, das Ironwood Goldprojekt in Quebec, ein neues Exporationsptojekt in NovaScotia sowie laufende Projekte in der Gegend von Quebec, voranzutreiben.



Ausländischer Privatemittent 12g3 – 2(b)
CUSIP Nummer 379900 10 3

**Für weitere Auskünfte, bitte wenden Sie sich an:**

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (KANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

END

**Vorausschauende Aussagen**
Abgesehen von historischen Auskünften kann diese Pressemitteilung unter Umständen "vorausschauende Aussagen" enthalten. Diese Aussagen umfassen bekannte und unbekannte Risiken, Unsicherheitsfaktoren sowie andere Umstände, durch welche Ergebnisse, Ereignisse und Betriebsleistungen entstehen, die wesentlich von den Erwartungen und Prognosen der Firma abweichen können.